Exhibit 99.1

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	March 31,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$333,156	$253,176
Short-term investments	—	104
Accounts receivable (note 3)	12,234	11,678
Loans to affiliate (note 3)	—	36,100
Prepaid expenses and other	49,776	44,869
Gross investment in lease (note 4)	44,348	35,478
	439,514	381,405
Vessels (note 5)	5,814,238	4,537,216
Deferred charges (note 6)	64,693	62,020
Gross investment in lease (note 4)	851,043	687,896
Goodwill	75,321	75,321
Other assets	173,303	134,284
Fair value of financial instruments (note 17)	319	—
	$7,418,431	$5,878,142
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$78,208	$63,220
Current portion of deferred revenue (note 7)	54,064	55,367
Current portion of long-term debt (note 8)	293,628	257,800
Current portion of long-term obligations under capital lease (note 9)	47,197	43,912
Current portion of other long-term liabilities (note 10)	37,326	23,635
	510,423	443,934
Deferred revenue (note 7)	402,508	328,681
Long-term debt (note 8)	3,401,922	2,192,833
Long-term obligations under capital lease (note 9)	628,114	595,016
Other long-term liabilities (note 10)	204,630	199,386
Fair value of financial instruments (note 17)	140,094	168,860

Puttable preferred shares (note 2)	46,820	—

Shareholders’ equity:
Share capital (note 11):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 34,859,155 shares issued and outstanding (2017 – 32,872,706)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 135,999,343 shares issued and outstanding (2017 – 131,664,101)	1,689	1,646
Treasury shares	(371)	(377)
Additional paid in capital	2,852,749	2,752,988
Deficit	(746,759)	(781,137)
Accumulated other comprehensive loss	(23,388)	(23,688)
	2,083,920	1,949,432
	$7,418,431	$5,878,142

Commitments and contingencies (note 15)

Subsequent events (note 19)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2018	2017
Revenue	$224,776	$201,321
Operating expenses:
Ship operating	49,549	45,607
Depreciation and amortization	53,925	49,946
General and administrative	7,273	7,489
Operating leases (note 10)	31,194	26,510
Expenses related to customer bankruptcy	—	1,013
	141,941	130,565
Operating earnings	82,835	70,756
Other expenses (income):
Interest expense and amortization of deferred financing fees	38,981	28,468
Interest income	(1,270)	(1,172)
Undrawn credit facility fees	211	630
Change in fair value of financial instruments (note 17)	(19,322)	3,417
Acquisition related gain on contract settlement	(2,430)	—
Equity income on investment	(1,216)	(887)
Other expenses	165	277
	15,119	30,733
Net earnings	$67,716	$40,023
Earnings per share (note 12):
Class A common share, basic and diluted	$0.37	$0.22

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2018	2017
Net earnings	$67,716	$40,023
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 17 (c))	300	1,476
Comprehensive income	$68,016	$41,499

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2018 and year ended December 31, 2017

	Number of											Accumulated
	common									Additional		other	Total
	shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2016	105,722,646	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249
Net earnings	—	—	—	—	—	—	—	—	—	—	175,237	—	$175,237
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2,859	$2,859
Preferred shares issued	—	49,835	45,337	—	800	25,105	—	1	—	2,956	—	—	$2,957
Class A common shares issued	19,550,000	—	—	—	—	—	196	—	—	121,152	—	—	$121,348
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	(2,649)	—	—	$(2,649)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	(83,615)	—	$(83,615)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	(64,416)	—	$(64,416)
Shares issued through dividend reinvestment program	3,300,537	—	—	—	—	—	33	—	—	21,752	—	—	$21,785
Share-based compensation expense (note 12): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	1,246,604	—	—	—	—	—	13	—	—	17,307	—	—	$17,320
Other share-based compensation	1,846,892	—	—	—	—	—	18	—	—	12,196	(847)	—	$11,367
Treasury shares	(2,578)	—	—	—	—	—	—	—	(10)	—	—	—	$(10)
Balance, December 31, 2017, carried forward	131,664,101	5,030,864	5,415,937	5,600,000	7,800,800	9,025,105	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2018 and year ended December 31, 2017

	Number of											Accumulated
	common									Additional		other	Total
	shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2017, carried forward	131,664,101	5,030,864	5,415,937	5,600,000	7,800,800	9,025,105	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432
Net earnings	—	—	—	—	—	—	—	—	—	—	67,716	—	67,716
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	300	300
Class A common shares issued	2,514,996	—	—	—	—	—	25	—	—	13,883	—	—	13,908
Preferred shares issued (note 2)		1,986,449						—					—
Warrants issued (note 11 (c))										77,562			77,562
Fees and expenses in connection with issuance of common shares	—	—	—	—	—	—	—	—	—	(30)	—	—	(30)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	(16,490)	—	(16,490)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	(16,566)	—	(16,566)
Accretion of preferred shares with holder put option											(143)		(143)
Shares issued through dividend reinvestment program	1,002,772	—	—	—	—	—	10	—	—	7,154	—	—	7,164
Share-based compensation expense (note 13): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	137,522	—	—	—	—	—	1	—	—	572	—	—	573
Other share-based compensation	680,458	—	—	—	—	—	7	—	—	620	(139)	—	488
Treasury shares	(506)	—	—	—	—	—	—	—	6	—	—	—	6
Balance, March 31, 2018	135,999,343	7,017,313	5,415,937	5,600,000	7,800,800	9,025,105	$1,360	$329	$(371)	$2,852,749	$(746,759)	$(23,388)	$2,083,920

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2018	2017
Cash from (used in):
Operating activities:
Net earnings	$67,716	$40,023
Items not involving cash:
Depreciation and amortization	53,925	49,946
Share-based compensation (note 13)	627	1,881
Amortization of deferred financing fees and debt discount	4,079	3,028
Amounts reclassified from other comprehensive loss to interest expense	88	1,279
Unrealized change in fair value of financial instruments	(30,599)	(12,148)
Acquisition-related gain on contract settlement	(2,430)	—
Equity income on investment	(1,216)	(887)
Operating leases	(6,459)	(5,267)
Other	15	78
Changes in assets and liabilities:
Accounts receivable	4,005	5,513
Lease receivable	10,862	—
Prepaid expenses and other	973	(7,782)
Other assets and deferred charges	(6,599)	(1,830)
Accounts payable and accrued liabilities	(2,299)	5,674
Deferred revenue	(23,128)	(1,299)
Fair value of financial instruments	—	(1,291)
Cash from operating activities	69,560	76,918
Financing activities:
Common shares issued, net of issuance costs	—	23,904
Draws on credit facilities	100,000	—
Repayment of credit facilities	(63,579)	(95,530)
Fairfax notes and warrants issued	250,000	—
Draws on long-term obligations under capital lease	42,700	—
Repayment of long-term obligations under capital lease	(6,779)	(6,365)
Senior unsecured notes repurchased, including related expenses	—	(457)
Financing fees	(5,132)	—
Dividends on common shares	(9,326)	(39,278)
Dividends on preferred shares	(16,566)	(16,105)
Cash from (used in) financing activities	291,318	(133,831)
Investing activities:
Expenditures for vessels	(19,906)	(11,908)
Short-term investments	104	308
Loans to affiliate (note 3)	(427)	(795)
Repayments of loans to affiliate (note 3)	—	3,165
Other assets	2,791	97
Acquisition of GCI (note 2)	(333,581)	—
Cash acquired from GCI acquisition (note 2)	70,121	—
Cash used in investing activities	(280,898)	(9,133)
Increase (decrease) in cash, cash equivalents and restricted cash	79,980	(66,046)
Cash, cash equivalents and restricted cash, beginning of period	267,236	381,960
Cash, cash equivalents and restricted cash, end of period	$347,216	$315,914

Supplemental cash flow information (note 14)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

Except for the changes described in note 1 (b), the accompanying interim financial information of Seaspan Corporation (the “Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2017 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2017 annual consolidated financial statements filed with the U.S. Securities and Exchange Commission in the Company’s 2017 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform to current financial statement presentation.

(b)	Recently adopted accounting pronouncements:

Revenue recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, that introduced a new five-step revenue recognition model to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.

The Company’s revenue is comprised primarily of time charter revenue and interest income from leasing.  The time charter revenue includes a lease element, which is evaluated under Accounting Standards Codification (“ASC”) 840 “Leases”, and a service element, which is evaluated under ASU 2014-09.  Under current accounting standards, service revenue is recognized when the amounts are fixed or determinable, services have been rendered and collectability is reasonably assured.  Under ASU 2014-09, recognition of such service revenue will occur when the services are provided and the performance obligations are satisfied.  The Company evaluated the service revenue under ASU 2014-09 and determined that the amounts recognized and the pattern of recognition would be substantially the same as the existing revenue standard. The Company adopted ASU 2014-09 using the modified retrospective method and applied the new standard only to contracts not completed as of January 1, 2018.  There is no impact on the Company’s consolidated financial statements.

Definition of a Business

Effective January 1, 2018, the Company adopted ASU 2017-01, “Clarifying the Definition of a Business”, which provides a new framework for determining whether transactions should be accounted for as acquisitions of assets or businesses.  The Company has analyzed its March 13, 2018 acquisition of Greater China Intermodal Investments LLC under this standard (see note 2).

Statement of Cash Flows – Restricted Cash

Effective January 1, 2018, the Company adopted ASU 2016-18, “Statement of Cash Flows – Restricted Cash”, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash.  In addition, the amounts of restricted cash and nature of the restrictions are required to be disclosed.  The Company’s consolidated statements of cash flows and supplemental cash flow note reflect the changes as required.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

Equity-linked financial instruments with down round features

Effective January 1, 2018, the Company elected to early adopt ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments with down round features.  When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted.  There is no impact on the Company’s consolidated financial statements.

(c)	Recent accounting pronouncements

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 31, 2018, including interim periods within those fiscal years.

Under ASU 2016-02, each lease agreement will be evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement will be allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). Sale-type and direct financing leases will be accounted for as financing transactions with the lease payments being allocated to principal and interest utilizing the effective interest rate method.

In March 2018, the FASB approved amendments to ASU 2016-02 that would allow lessors to elect, as a practical expedient, to not separate lease and non-lease components and allow these components to be accounted for as a single lease component if both (i) the timing and pattern of transfer to the lessee of the lease component and the related non-lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease.  In addition, a company is permitted to use its effective date as the date of initial application.  Therefore, a company electing this option will not restate comparative period financial information, will not make the new required lease disclosures in comparative periods beginning before the effective date and will recognize its cumulative effect transition adjustment as of the effective date.  Under the practical expedient mentioned above, it is expected that time charter revenue and service revenue will be presented under a single lease component presentation.

2.       Acquisition of Greater China Intermodal Investments LLC:

On March 13, 2018, the Company acquired the remaining 89.2% that it did not own of Greater China Intermodal Investments LLC (“GCI”) from affiliates of The Carlyle Group and the minority owners of GCI.    GCI’s fleet of 18 containerships, including two newbuilds, is comprised of 10000 TEU and 14000 TEU eco-class vessels.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.       Acquisition of Greater China Intermodal Investments LLC (continued):

The aggregate purchase price was $498,050,000, comprised of:

Cash	$316,680
1,986,449 of the Company's Series D preferred shares	47,158
2,154,996 of the Company's Class A common shares	13,908
Settlement of intercompany balances	56,503
Carrying value of previously held equity interest	61,891
Transaction fees	1,910
Aggregate purchase price	$498,050

Under the Agreement and Plan of Merger (the “Merger Agreement”), $10,000,000 was deposited in escrow for settlement of potential indemnifiable damages.  If there are no claims for indemnification, the escrowed amount will be released within two business days after March 13, 2019.

The value of the Company’s Series D preferred shares and Class A common shares was determined based on the closing market price of those shares on March 13, 2018, which was the date the acquisition closed. As the initial holders of the 1,986,449 Series D preferred shares have a right commencing on September 13, 2019 and ending on October 13, 2019 to cause the Company to repurchase any of these shares they hold at that time for a price of $24.84 per share, these Series D preferred shares are recorded as temporary equity.

For the three months ended March 31, 2018, the Company incurred $1,910,000 of acquisition-related costs that have been capitalized as a cost of the net assets acquired.

The Company accounted for the transaction as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets.  Accordingly, the consideration has been allocated on a relative fair value basis to the assets acquired and liabilities assumed.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed;

Cash and cash equivalents	$70,121
Current assets	5,316
Vessels	1,369,628
Vessels under construction	28,924
Other assets	107,407
Total assets acquired	1,581,396
Debt assumed	1,038,081
Current liabilities	31,115
Other long-term liabilities	14,150
Net assets acquired	$498,050

The Company purchased identifiable intangible assets (time charters) with an estimated useful life of 5.3 years and is recorded in Other assets.

3.	Related party transactions:
(a)

Prior to March 13, 2018, the Company had a 10.8% equity interest in GCI.  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 (see note 2) and as of March 31, 2018 consolidated GCI and eliminated all significant intercompany balances and transactions.

The Company had no amounts (December 31, 2017 – $318,500) due from other related parties included in accounts receivable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Related party transactions (continued):
(b)	The Company incurred the following income or expenses with related parties:

	Three months ended March 31,
	2018	2017
Fees incurred:
Transaction fees	—	65
Income earned:
Interest income	427	795
Management fees	914	1,063

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

In 2017, transaction fees were paid to the Company’s former chief executive officer (“CEO”) in connection with services he provided related to newbuild contracts and purchase or sale contracts, and these fees were capitalized to vessels.  Transaction fees were paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares (note 11(b)). The former CEO’s employment ended on December 31, 2017 and as of that date he was no longer a related party.

Interest income was earned on loans to affiliate, prior to March 13, 2018. Management fees were earned from GCI for the management of GCI’s vessels, prior to March 13, 2018, and are included in revenue.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

4.	Gross investment in lease:
	March 31,	December 31,
	2018	2017
Gross investment in lease	$895,391	$723,374
Current portion	(44,348)	(35,478)
	$851,043	$687,896

In April 2015, the Company entered into an agreement with MSC to bareboat charter five 11000 TEU vessels for a 17-year term, beginning from the vessel delivery dates. Pursuant to the Company’s right of first refusal agreement with GCI, the Company retained three of the vessels and GCI acquired the remaining two vessels. In June 2016, two of the five 11000 TEU vessels and associated bareboat charter contracts were acquired by the Company from GCI. At the end of each 17-year bareboat charter term, MSC has agreed to purchase each vessel for $32,000,000. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

In 2017, four of the five 11000 TEU vessels delivered and commenced their 17-year bareboat charters. During the quarter ended March 31, 2018 the fifth 11000 TEU vessel delivered and commenced its 17-year bareboat charter.

5.	Vessels:
		Accumulated	Net book
March 31, 2018	Cost	depreciation	value
Vessels	$7,506,576	$1,772,910	$5,733,666
Vessels under construction	80,572	—	80,572
Vessels	$7,587,148	$1,772,910	$5,814,238

		Accumulated	Net book
December 31, 2017	Cost	depreciation	value
Vessels	$6,116,091	$1,725,237	$4,390,854
Vessels under construction	146,362	—	146,362
Vessels	$6,262,453	$1,725,237	$4,537,216

During the three months ended March 31, 2018, the Company capitalized interest costs of $512,000 (March 31, 2017 - $2,860,000) to vessels under construction.

As part of the acquisition of GCI on March 13, 2018, the Company acquired 16 operating vessels and two vessels under construction comprised of 10000 TEU and 14000 TEU eco-class vessels.  The vessels and vessels under construction were recorded at their fair values of $1,369,628,000 and $28,924,000 respectively (see note 2).

6.	Deferred charges:

		Financing
	Dry-docking	fees	Total
December 31, 2017	$42,536	$19,484	$62,020
Cost incurred	7,708	—	7,708
Amortization expensed	(4,489)	(546)	(5,035)
March 31, 2018	$45,755	$18,938	$64,693

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.	Deferred revenue:

	March 31,	December 31,
	2018	2017
Deferred revenue on time charters	$19,485	$26,907
Deferred interest on lease receivable	437,087	355,451
Other deferred revenue	—	1,690
Deferred revenue	456,571	384,048
Current portion	(54,064)	(55,367)
Deferred revenue	$402,508	$328,681

8.	Long-term debt:

	March 31,	December 31,
	2018	2017
Long-term debt:
Revolving credit facilities(a)	$844,921	$854,121
Term loan credit facilities(b)	2,279,611	1,196,016
Senior unsecured notes(e)	417,925	417,925
Senior notes due 2025(d)	172,470	—
Deferred financing fees	(19,377)	(17,429)
Long-term debt	3,695,550	2,450,633
Current portion	(293,628)	(257,800)
Long-term debt	$3,401,922	$2,192,833

(a)	Revolving facilities

In February 2018, the Company cancelled its $120,000,000 364-day, unsecured revolving loan facility which had not been drawn.

At March 31, 2018, the one month average LIBOR was 1.8% (December 31, 2017 – 1.5%) and the margins ranged between 0.5% and 0.9% (December 31, 2017 – 0.5% and 1.4%) for revolving credit facilities. The weighted average rate of interest, including the margin, for our revolving credit facilities was 2.5% at March 31, 2018 (December 31, 2017 – 2.2%). Interest payments are made monthly.

(b)	Term loan credit facilities

In March 2018, the Company entered into a secured term loan facility for $100,000,000 which bears interest at LIBOR plus a margin.  The facility is secured by 11 vessels currently owned by the Company which were previously unencumbered.

As part of the acquisition of GCI on March 13, 2018, the Company assumed long-term debt which was recorded at its fair value of $1,038,081,000 (see note 2).  The assumed long-term debt consists primarily of 12 term loans to finance the 16 operating vessels.  The term loans bear interest at LIBOR plus a margin.

At March 31, 2018, the one month, three month and six month average LIBOR was 1.9%, 2.0% and 2.2%, respectively (December 31, 2017 – 1.6%, 1.5% and 1.5%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2017 – 0.4% and 4.8%) for term loan credit facilities.

For certain of our term loan credit facilities with a total principal outstanding of $75,094,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Long-term debt (continued):

For one of our unsecured term loan facilities with a total principal outstanding of $29,000,000, interest is a fixed rate of 7.0%.

The weighted average rate of interest, including the margin, was 4.1% at March 31, 2018 (December 31, 2017 – 3.6%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

Waivers

For one of the Company’s term loan credit facilities, the Company initially obtained a waiver from the lender extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In September 2017, the Company received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated.  For four GCI vessels financed by the same lender, a similar waiver was received by GCI.

For another one of the Company’s term loan credit facilities, the Company entered into a supplement to the loan agreement with the lender for one vessel, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. In March 2018, the Company entered into another supplement to the loan agreement with the lender to remove the requirement to secure an acceptable replacement charter by the fourth quarter of 2018. In connection with this supplement to the loan agreement the Company prepaid $10,000,000 of the loan balance in March 2018. The final maturity of this facility is December 2022.

(c)	Credit facilities – other terms

As of March 31, 2018, our credit facilities, including those of GCI, are secured by first-priority mortgages granted on 74 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt-to-assets ratios, as defined. For GCI, each borrower under each facility is a special purpose entity and subsidiary of GCI.  Each facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt to asset ratios.  Some of the facilities also have an interest and principal coverage ratio requirement for the subsidiary borrower.  The Company was in compliance with these covenants at March 31, 2018.

(d)	Senior notes due 2025

In February 2018, the Company issued to certain affiliates of Fairfax Financial Holdings Ltd. (“Fairfax”), in a private placement, $250,000,000 aggregate principal of 5.50% senior notes due 2025 (“Fairfax Notes”) and warrants (“Fairfax Warrants”) to purchase 38,461,539 of the Company’s Class A common shares for an aggregate issue price of $250,000,000. The Fairfax Notes are guaranteed by certain of the Company’s subsidiaries. The proceeds of the Fairfax Notes and Fairfax Warrants were allocated to each security on a relative fair value basis.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Long-term debt (continued):
(e)	Senior unsecured notes

In March 2017, the Company entered into a repurchase plan for up to $10,000,000 of its senior unsecured notes which mature in April 2019.  During the three months ended March 31, 2018, the Company did not repurchase any senior unsecured notes.

9.	Long-term obligations under capital lease:

	March 31,	December 31,
	2018	2017
Long-term obligations under capital lease	684,760	648,840
Deferred financing fees	(9,449)	(9,912)
Long-term obligations under capital lease	675,311	638,928
Current portion	(47,197)	(43,912)
Long-term obligations under capital lease	$628,114	$595,016
10.	Other long-term liabilities:

	March 31,	December 31,
	2018	2017
Deferred gain on sale-leasebacks	198,091	203,737
Other	43,865	19,284
Other long-term liabilities	241,956	223,021
Current portion	(37,326)	(23,635)
Other long-term liabilities	$204,630	$199,386

11.Share capital:

(a)     Common shares:

In November 2017, the Company entered into a second equity distribution agreement under which the Company may, from time to time, issue Class A common shares in ATM offerings for up to $100,000,000. During the three months ended March 31, 2018, the Company did not issue any Class A common shares under the ATM offerings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.Share capital (continued):

(b)      Preferred shares:

      At March 31, 2018, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	March 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2018	2017
A	315,000	—	—	—	$—	$—
B	260,000	—	—	—	—	—
C	40,000,000	—	—	—	—	—
D	20,000,000	7,017,313	7.95%	January 30, 2018(1)	175,433	125,772
E	15,000,000	5,415,937	8.25%	February 13, 2019(1)	135,398	135,398
F	20,000,000	5,600,000	10.50%	January 1, 2018(2)	140,000	140,000
G	15,000,000	7,800,800	8.20%	June 16, 2021(1)	195,020	195,020
H	15,000,000	9,025,105	7.875%	August 11, 2021(1)	225,628	225,628
R	1,000,000	—	—	—	—	—
(1)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(2)

The Series F preferred shares can be converted to Class A common shares at a conversion price of $18.00 per share.  The Company has the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends any time.

  (c)      Warrants:

The Fairfax Warrants entitle the holder to purchase one share of the Company’s Class A common stock          at an exercise price of $6.50.   Each warrant is exercisable within seven years and the exercise price of the Fairfax Warrants is subject to customary anti-dilution adjustments.  The Company can elect to require early exercise of the warrants, at any time after February 14, 2022, if the volume weighted average price of the Company’s Class A common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the Fairfax Warrants at that time.  The proceeds of the Fairfax Notes and Fairfax Warrants were allocated to each security on a relative fair value basis.

12.	Earnings per share (“EPS”):
	Three months ended March 31, 2018			Three months ended March 31, 2017
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$67,716			$40,023
Less preferred share dividends:
Series D	(2,831)			(2,475)
Series E	(2,793)			(2,769)
Series F	(3,675)			(2,433)
Series G	(3,998)			(3,998)
Series H	(4,442)			(4,430)
Basic EPS:
Earnings attributable to common shareholders	$49,977	133,998,035	$0.37	$23,918	106,721,000	$0.22
Effect of dilutive securities:
Share-based compensation	—	126,000		—	71,000
Diluted EPS(1):
Earnings attributable to common shareholders	$49,977	134,124,035	$0.37	$23,918	106,792,000	$0.22

(1)	The conversion of convertible Series F preferred shares and unexercised warrants are not included in the computation of diluted EPS when their effects are anti-dilutive.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the three months ended March 31, 2018 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2017	94,533	$8.89	727,001	$13.60	485,974	$3.40	71,184	$7.80
Granted	137,522	7.10	—	—	—	—	—	—
Vested	(94,533)	8.89	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—	—	—
March 31, 2018	137,522	$7.10	727,001	$13.60	485,974	$3.40	71,184	$7.80

In January 2018, the Company granted the CEO stock options to acquire 500,000 Class A common shares at a price of $7.20 per share. The options expire on January 8, 2028. The stock options vest equally on each of the first five anniversaries of the CEO start date in January 2018.

During the three months ended March 31, 2018, the Company amortized $627,000 (March 31, 2017 - $1,844,000) in compensation cost related to the above share-based compensation awards.

At March 31, 2018, there was (i) $2,370,000 (December 31, 2017 – $4,178,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 22 months and (ii) 2,107,091 (December 31, 2017 – 2,952,896) shares remaining for issuance under the Company’s Stock Incentive Plan, as amended.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the three months ended March 31, 2018, the fair value of restricted shares vested was $841,000 (March 31, 2017 – $880,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At March 31, 2018, 650,334 (December 31, 2017 – 587,001) of the outstanding phantom share units were vested and available for exchange by the holder.

(b)	Other share-based awards:

During the three months ended March 31, 2018, the Company incurred $568,000 in transaction fees (March 31, 2017 – $65,000) that were capitalized to vessels all of which were paid in Class A common shares. The number of shares issued under each of these arrangements is based on volume weighted-average share prices as defined in the underlying agreements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Supplemental cash flow information:
	Three months ended March 31,
	2018	2017
Interest paid	$37,992	$28,003
Interest received	843	3,352
Undrawn credit facility fee paid	210	642
Non-cash transactions:
Dividend reinvestment	7,164	417
Arrangement and transaction fees settled in shares	568	130
Capital contribution through settlement of loans to affiliate	—	2,778
Offset of swaption against swap liability termination	—	10,852
Issuance of Class A common shares on acquisition (note 2)	13,908	—
Issuance of Series D preferred shares on acquisition (note 2)	47,158	—
Settlement of loans to affiliate, accrued interest and other intercompany balances on acquisition (note 2)	38,849	—
Settlement of GCI transaction fees paid by the Company (note 2)	15,224	—
Carrying value of previously held equity in GCI settled on acquisition (note 2)	61,891	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	Three months ended March 31,
	2018	2017
Cash and cash equivalents	$333,156	$295,648
Restricted cash included in other assets	14,060	20,266
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$347,216	$315,914

Restricted cash included in other assets represents amounts required to be set aside by contractual agreement for two of the Company’s capital leases. The restriction will be removed on termination of the charter agreements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Commitments and contingencies:
(a)	At March 31, 2018, the minimum future revenues to be received on committed time-charter party agreements and interest income from direct financing leases are approximately:

Remainder of 2018	$828,006
2019	1,031,408
2020	959,715
2021	858,042
2022	700,744
Thereafter	1,242,882
$5,620,797

The minimum future revenues are based on 100% utilization, relate to committed time-charter party agreements currently in effect and assume no renewals or extensions.

(b)	At March 31, 2018, based on the contractual delivery dates, the Company has outstanding commitments for the remainder of 2018 for installment payments for vessels under construction of $281,200,000.

(c)

At March 31, 2018, the commitment under operating leases for vessels is $1,379,127,000 for the remainder of 2018 to 2029 and office space is $8,861,000 for 2017 to 2024. Total commitments under these leases are as follows:

Remainder of 2018	$118,203
2019	155,846
2020	155,427
2021	155,237
2022	149,297
Thereafter	653,978
1,387,988
16.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended March 31,
	2018	2017
COSCON(1)	$82,139	$77,095
Yang Ming	42,397	32,064
MOL	33,121	30,337
CSCL Asia(1)	16,877	23,657
Other	50,242	38,168
	$224,776	$201,321

(1)	While the Company continues to charter vessels separately to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of March 31, 2018, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $3,024,371,000 (December 31, 2017 - $1,940,215,000) and the carrying value is $3,124,532,000 (December 31, 2017 - $2,050,137,000). As of March 31, 2018, the fair value of the Company’s long-term obligations under capital lease, excluding deferred financing fees, is $689,849,000 (December 31, 2017 - $653,007,000) and the carrying value is $684,760,000 (December 31, 2017 - $648,840,000). The fair value of the revolving and term loan credit facilities and long-term obligations under capital lease, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of March 31, 2018, the fair value of the Company’s listed senior unsecured notes is $413,858,000 (December 31, 2017 – $423,184,000) and the carrying value is $417,925,000 (December 31, 2017 – $417,925,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

As of March 31, 2018, the fair value of the Fairfax Notes is $172,470,000 (December 31, 2017 – nil) and the carrying value is $172,470,000 (December 31, 2017 – nil).

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.	Financial instruments (continued):
(b)	Interest rate derivative financial instruments:

As of March 31, 2018, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2018	Maximum notional amount(1)	Effective date	Ending date
5.87%	594,069	594,069	August 31, 2017	November 28, 2025	(2)
5.42%	390,011	390,011	September 6, 2007	May 31, 2024
5.60%	135,200	135,200	June 23, 2010	December 23, 2021	(3)
3.27%	74,131	74,131	September 8, 2015	September 8, 2020
3.09%	72,736	72,736	June 5, 2015	June 5, 2020
1.60%	46,667	46,667	April 7, 2014	March 20, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amounts over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019 which may require the Company to settle the swap early than the termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $32,769,000 would be settled in cash in the next 12 months on interest rate swaps maturing after March 31, 2018. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

(c)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	March 31,	December 31,
	2018	2017
Fair value of financial instruments asset	$319	$—
Fair value of financial instruments liability	140,094	168,860

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended March 31,
	2018	2017
Loss on derivatives recognized in net earnings:
Change in fair value of financial instruments	$19,322	$(3,417)
Loss reclassified from AOCL to net earnings(1)
Interest expense	(88)	(1,279)
Depreciation and amortization	(212)	(197)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.	Financial instruments (continued):

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,082,000.

18.	Guarantor financial information:
 In February 2018, the Company issued to certain affiliates of Fairfax Financial Holdings Ltd. (“Fairfax”), in a private placement, $250,000,000 aggregate principal of 5.50% senior notes due 2025 (“Fairfax Notes”) and warrants (“Fairfax Warrants”) to purchase 38,461,539 of the Company’s Class A common shares for an aggregate issue price of $250,000,000. The Fairfax Notes are guaranteed by the following wholly owned subsidiaries of the Company, each a “Guarantor”:

•	Seaspan 140 Ltd.
•	Seaspan Holding 140 Ltd.
•	Seaspan (Asia) Corporation
•	Seaspan Containership 2180 Ltd.
•	Seaspan Containership 2181 Ltd.
•	Seaspan Holdco I Ltd.
•	Seaspan Holdco II Ltd.
•	Seaspan Holdco III Ltd.
•	Seaspan Holdco IV Ltd.
•	Seaspan Investment I Ltd.
•	Seaspan Ship Management Ltd.
•	Seaspan Crew Management Ltd.
•	Seaspan Management Services Limited
•	Seaspan Advisory Services Limited

The guarantees are full and unconditional and joint and several, subject to certain customary release provisions including (1) the sale, exchange or transfer of a Guarantor in accordance with the terms of the Fairfax Notes (2) upon the legal defeasance or covenant defeasance or discharge of obligations under the Fairfax Notes and (3) merger or consolidation of a Guarantor with Seaspan Corporation or another Guarantor   For the purposes of the following footnote, Seaspan Corporation is referred to as “Issuer”.  The following supplemental combining and condensed consolidating financial information reflects the Issuer’s separate account, the combined accounts of the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, the combining and consolidating adjustments and eliminations and the Issuer’s consolidated accounts for the dates and periods indicated.  For purposes of the following combining and consolidating information, the Issuer’s investment in its subsidiaries and the Guarantor subsidiaries’ investments in their subsidiaries include their proportionate interest in the net assets of the subsidiaries.

The following tables presents consolidated financial information related to the guarantees of the Fairfax Notes:

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.	Guarantor financial information (continued):

	March 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$215,662	$35,416	$82,078	$—	$333,156
Accounts receivable	26,148	38,175	2,978	(55,067)	12,234
Loans to affiliate	36,634	—	—	(36,634)	—
Prepaid expenses	17,211	42,634	6,591	(16,660)	49,776
Gross investment in lease	44,348	—	—	—	44,348
	340,003	116,225	91,647	(108,361)	439,514
Vessels	3,787,529	302,356	2,122,371	(398,018)	5,814,238
Deferred charges	61,340	1,739	1,614	—	64,693
Gross investment in lease	851,043	—	—	—	851,043
Goodwill	—	—	—	75,321	75,321
Intercompany AP/AR	8,277	(7,266)	(1,011)	—	—
Investment in subsidiary	865,784	520,642	—	(1,386,426)	—
Other assets	56,014	18,480	23,337	75,472	173,303
Fair value of financial instruments	—	—	319	—	319
	$5,969,990	$952,176	$2,238,277	$(1,742,012)	$7,418,431
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$52,845	$50,699	$12,728	$(38,064)	$78,208
Current portion of deferred revenue	49,650	18,122	4,414	(18,122)	54,064
Current portion of long-term debt	195,456	—	134,807	(36,635)	293,628
Current portion of long-term obligations under capital lease	31,612	15,585	—	—	47,197
Current portion of other long-term liabilities	23,628	—	—	13,698	37,326
	353,191	84,406	151,949	(79,123)	510,423
Deferred revenue	402,508	1,040	—	(1,040)	402,508
Long-term debt	2,273,190	—	1,115,095	13,637	3,401,922
Long-term obligations under capital lease	482,721	145,393	—	—	628,114
Other long-term liabilities	189,470	14,837	214,810	(214,487)	204,630
Fair value of financial instruments	138,170	—	1,924	—	140,094

Puttable preferred shares	46,820	—	—	—	46,820

Shareholders’ equity:
Share capital:
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,872,706 shares issued and outstanding (2016 – 32,751,629)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 131,664,101 shares issued and outstanding (2016 – 105,722,646)	1,689	41,789	526,535	(568,324)	1,689
Treasury shares	(371)	—	—	—	(371)
Additional paid in capital	2,852,749	551,388	109,488	(660,876)	2,852,749
Deficit	(746,759)	113,323	118,477	(231,800)	(746,759)
Accumulated other comprehensive loss	(23,388)	—	(1)	1	(23,388)
	2,083,920	706,500	754,499	(1,460,999)	2,083,920
	$5,969,990	$952,176	$2,238,277	$(1,742,012)	$7,418,431

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.	Guarantor financial information (continued):

	December 31, 2017
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$146,328	$77,712	$29,136	$—	$253,176
Short-term investments	—	104	—	—	104
Accounts receivable	37,303	25,347	—	(50,972)	11,678
Loans to affiliate	36,100	—	—	—	36,100
Prepaid expenses	29,037	30,348	938	(15,454)	44,869
Gross investment in lease	35,478	—	—	—	35,478
Fair value of financial instruments	—	—	—	—	—
	284,246	133,511	30,074	(66,426)	381,405
Vessels	3,918,672	286,342	332,202	—	4,537,216
Deferred charges	58,397	1,889	1,734	—	62,020
Gross investment in lease	687,896	—	—	—	687,896
Goodwill	—	—	—	75,321	75,321
Intercompany AP/AR	(11,594)	11,189	405	—	—
Investment in subsidiary	474,713	59,902	—	(534,615)	—
Other assets	57,757	79,574	7,370	(10,417)	134,284
	$5,470,087	$572,407	$371,785	$(536,137)	$5,878,142
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$35,307	$75,125	$2,789	$(50,001)	$63,220
Current portion of deferred revenue	54,578	16,104	140	(15,455)	55,367
Current portion of long-term debt	239,858	—	17,942	—	257,800
Current portion of long-term obligations under capital lease	28,534	15,378	—	—	43,912
Current portion of other long-term liabilities	23,635	—	—	—	23,635
Fair value of financial instruments	—	—	—	—	—
	381,912	106,607	20,871	(65,456)	443,934
Deferred revenue	327,641	1,040	—	—	328,681
Long-term debt	2,001,504	—	191,329	—	2,192,833
Long-term obligations under capital lease	445,279	149,737	—	—	595,016
Other long-term liabilities	195,459	15,273	—	(11,346)	199,386
Fair value of financial instruments	168,860	—	—	—	168,860
Shareholders’ equity:
Share capital:
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,872,706 shares issued and outstanding (2016 – 32,751,629)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 131,664,101 shares issued and outstanding (2016 – 105,722,646)	1,646	41,789	33,299	(75,088)	1,646
Treasury shares	(377)	—	—	—	(377)
Additional paid in capital	2,752,988	158,418	109,488	(267,906)	2,752,988
Deficit	(781,137)	99,543	16,798	(116,341)	(781,137)
Accumulated other comprehensive loss	(23,688)	—	—	—	(23,688)
	1,949,432	299,750	159,585	(459,335)	1,949,432
	$5,470,087	$572,407	$371,785	$(536,137)	$5,878,142

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.	Guarantor financial information (continued):

	Three months ended March 31, 2018
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue	$207,081	$65,829	$20,837	$(68,971)	$224,776
Operating expenses:
Ship operating	60,144	47,934	4,442	(62,971)	49,549
Cost of services, supervision fees	—	—	—	—	—
Depreciation and amortization	44,701	3,607	5,617	—	53,925
General and administrative	8,587	4,267	419	(6,000)	7,273
Operating leases	26,687	1,307	3,200	—	31,194
Loss (gain) on disposals	—	—	—	—	—
Expenses related to customer bankruptcy	—	—	—	—	—
Vessel impairments	—	—	—	—	—
	140,119	57,115	13,678	(68,971)	141,941
Operating earnings	66,962	8,714	7,159	—	82,835
Other expenses (income):
Interest expense and amortization of deferred financing fees	31,755	1,969	5,257	—	38,981
Interest income	(1,137)	(132)	(1)	—	(1,270)
Undrawn credit facility fees	211	—	—	—	211
Refinancing expenses	—	—	—	—	—
Change in fair value of financial instruments	(19,582)	105	155	—	(19,322)
Acquisition related gain on contract settlement	—	(2,430)	—	—	(2,430)
Equity income on investment	(12,103)	(4,658)	—	15,545	(1,216)
Other expense (income)	102	77	(14)	—	165
	(754)	(5,069)	5,397	15,545	15,119
Net earnings (loss)	$67,716	$13,783	$1,762	$(15,545)	$67,716

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.	Guarantor financial information (continued):

	Three months ended March 31, 2017
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue	$194,983	$65,061	$9,824	$(68,547)	$201,321
Operating expenses:
Ship operating	58,547	46,911	2,695	(62,546)	45,607
Depreciation and amortization	43,198	3,280	3,468	—	49,946
General and administrative	9,478	4,000	11	(6,000)	7,489
Operating leases	22,277	1,234	2,998	1	26,510
Expenses related to customer bankruptcy	471	—	542	—	1,013
	133,971	55,425	9,714	(68,545)	130,565
Operating earnings	61,012	9,636	110	(2)	70,756
Other expenses (income):
Interest expense and amortization of deferred financing fees	23,905	1,891	2,672	—	28,468
Interest income	(1,110)	(61)	(1)	—	(1,172)
Undrawn credit facility fees	630	—	—	—	630
Change in fair value of financial instruments	3,237	180	—	—	3,417
Equity income on investment	(5,873)	(2,641)	—	7,627	(887)
Other expense (income)	200	78	—	(1)	277
	20,989	(553)	2,671	7,626	30,733
Net earnings	$40,023	$10,189	$(2,561)	$(7,628)	$40,023

	Three months ended March 31, 2018
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net earnings (loss)	$67,716	$13,783	$1,762	$(15,545)	$67,716
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	300	—	—	—	300
Comprehensive income (loss)	$68,016	$13,783	$1,762	$(15,545)	$68,016

	Three months ended March 31, 2017
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net earnings (loss)	$40,023	$10,189	$(2,561)	$(7,628)	$40,023
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	1,476	—	—	—	1,476
Comprehensive income (loss)	$41,499	$10,189	$(2,561)	$(7,628)	$41,499

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.	Guarantor financial information (continued):

	Three months ended March 31, 2018
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash from (used in):
Operating activities:
Net earnings (loss)	$67,716	$13,783	$1,762	$(15,545)	$67,716
Items not involving cash:
Depreciation and amortization	44,701	3,607	5,617	—	53,925
Share-based compensation	627	—	—	—	627
Amortization of deferred financing fees and debt discount	4,079	—	—	—	4,079
Amounts reclassified from other comprehensive loss to interest expense	88	—	—	—	88
Unrealized change in fair value of financial instruments	(30,689)	—	90	—	(30,599)
Acquisition-related gain on contract settlement	—	(2,430)	—	—	(2,430)
Equity income on investment	(12,103)	(4,658)	—	15,545	(1,216)
Operating leases	(5,902)	—	(557)	—	(6,459)
Other	14,004	8	—	(13,997)	15
Changes in assets and liabilities:
Accounts receivable	11,155	(12,829)	1,584	4,095	4,005
Lease receivable	10,862	—	—	—	10,862
Prepaid expenses and other	11,825	(12,285)	227	1,206	973
Other assets and deferred charges	(6,599)	—	—	—	(6,599)
Accounts payable and accrued liabilities	17,333	(24,939)	(6,650)	11,957	(2,299)
Deferred revenue	(20,451)	2,019	(988)	(3,708)	(23,128)
Intercompany accounts payable and receivable	(19,870)	20,884	(1,015)	1	—
Cash from operating activities	86,776	(16,840)	70	(446)	69,560
Financing activities:
Draws on credit facilities	100,000	—	—	—	100,000
Repayment of credit facilities	(43,067)	—	(20,512)	—	(63,579)
Fairfax notes and warrants issued	250,000	—	—	—	250,000
Draws on long-term obligations under capital lease	—	42,700	—	—	42,700
Repayment of long-term obligations under capital lease	—	(6,779)	—	—	(6,779)
Financing fees	(5,488)	185	171	—	(5,132)
Dividends on common shares	(9,326)	—	—	—	(9,326)
Dividends on preferred shares	(16,566)	—	—	—	(16,566)
Advances from related parties	41,944	—	1,030	(42,974)	—
Cash from (used in) financing activities	317,497	36,106	(19,311)	(42,974)	291,318
Investing activities:
Expenditures for vessels	(1,660)	(19,152)	—	906	(19,906)
Short-term investments	—	104	—	—	104
Loans to affiliate	(427)	—	—	—	(427)
Other assets	729	—	2,062	—	2,791
Acquisition of GCI	(333,581)	—	—	—	(333,581)
Cash acquired from GCI acquisition	—	—	70,121	—	70,121
Advances to related parties	—	(42,514)	—	42,514	—
Cash used in investing activities	(334,939)	(61,562)	72,183	43,420	(280,898)
Increase (decrease) in cash and cash equivalents	69,334	(42,296)	52,942	—	79,980
Cash, cash equivalents and restricted cash, beginning of period	146,328	85,601	35,307	—	267,236
Cash, cash equivalents and restricted cash, end of period	$215,662	$43,305	$88,249	$—	$347,216

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.	Guarantor financial information (continued):

	Three months ended March 31, 2017
	Parent Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash from (used in):
Operating activities:
Net earnings (loss)	$40,023	$10,189	$(2,561)	$(7,628)	$40,023
Items not involving cash:
Depreciation and amortization	43,198	3,280	3,468	—	49,946
Share-based compensation	1,881	—	—	—	1,881
Amortization of deferred financing fees	3,028	—	—	—	3,028
Amounts reclassified from other comprehensive loss to interest expense	1,279	—	—	—	1,279
Unrealized change in fair value of financial instruments	(12,203)	55	—	—	(12,148)
Acquisition-related gain on contract settlement	—	—	—	—	—
Equity income on investment	(5,873)	(2,641)	—	7,627	(887)
Operating leases	(5,267)	—	—	—	(5,267)
Other	(11)	159	—	(70)	78
Changes in assets and liabilities:
Accounts receivable	(2,814)	(8,515)	(468)	17,310	5,513
Prepaid expenses	3,741	(12,192)	679	(10)	(7,782)
Other assets and deferred charges	(1,864)	35	—	(1)	(1,830)
Accounts payable and accrued liabilities	8,414	14,472	99	(17,311)	5,674
Deferred revenue	(1,299)	(11)	—	11	(1,299)
Fair value of financial instruments	(1,290)	—	—	(1)	(1,291)
Intercompany accounts payable and receivable	10,800	5,256	(17,007)	951	—
Cash from operating activities	81,743	10,087	(15,790)	878	76,918
Financing activities:
Common shares issued, net of issuance costs	23,904	—	—	—	23,904
Repayment of credit facilities	(91,298)	—	(4,232)	—	(95,530)
Repayment of long-term obligations under capital lease	(2,333)	(4,033)	—	1	(6,365)
Senior unsecured notes repurchased, including related expenses	(457)	—	—	—	(457)
Financing fees	(417)	217	200	—	—
Dividends on common shares	(39,278)	(950)	—	950	(39,278)
Dividends on preferred shares	(16,105)	—	—	—	(16,105)
Advances from related parties	—	2,778	20,272	(23,050)	—
Cash from (used in) financing activities	(125,984)	(1,988)	16,240	(22,099)	(133,831)
Investing activities:
Expenditures for vessels	(3,968)	(6,903)	(1,037)	—	(11,908)
Short-term investments	—	308	—	—	308
Loans to affiliate	(795)	—	—	—	(795)
Repayment of loans to affiliate	5,943	(2,778)	—	—	3,165
Other assets	(3,636)	3,735	(72)	70	97
Dividends received from subsidiary	950			(950)	—
Capital contribution in subsidiary	(22,101)	—	—	22,101	—
Cash used in investing activities	(23,607)	(5,638)	(1,109)	21,221	(9,133)
Increase (decrease) in cash and cash equivalents	(67,848)	2,461	(659)	—	(66,046)
Cash, cash equivalents and restricted cash, beginning of period	287,301	66,533	28,126	—	381,960
Cash, cash equivalents and restricted cash, end of period	$219,453	$68,994	$27,467	$—	$315,914

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

19.	Subsequent events:
(a)

On April 6, 2018 the Company entered into a secured term loan facility for up to $120,000,000 to finance two 10000 TEU vessels which are expected to be delivered in 2018. The loan bears interest at LIBOR plus a margin.

(b)

On April 11, 2018, the Company declared quarterly dividends of $0.496875, $0.515625, $0.65625 $0.512500 and $0.492188 per Series D, Series E, Series F, Series G and Series H preferred share, respectively, representing a total distribution of $18,394,000. The dividends were paid on April 30, 2018 to all shareholders of record on April 27, 2018.

(c)	On April 11, 2018, the Company declared a quarterly dividend of $0.125 per common share. The dividend was paid on April 30, 2018 to all shareholders of record as of April 20, 2018.
(d)

In April 2018, (i) David Spivak, our former chief financial officer, gave notice that he is exercising his right to terminate his employment with the Company effective June 29, 2018 to pursue other opportunities and (ii) Mark Chu, our current chief operating officer, general counsel and corporate secretary gave notice that he plans to terminate his employment with the Company effective August 31, 2018 to pursue other opportunities. On May 5, 2018 Ryan Courson was appointed as our chief financial officer.

(e)

In May 2018, the Company amended Section 3.1 of Article III of the Company’s Restated and Amended Articles of Incorporation to increase the number of authorized Class A common shares from 200,000,000 to 400,000,000, with corresponding increases in the number of authorized common shares from 225,000,100 to 425,000,100 and in the number of authorized shares of capital stock from 375,000,100 to 575,000,100. This amendment was approved by the shareholders at the Company’s annual general meeting held on April 27, 2018.

(f)

In May 2018, the Company accepted delivery of four 10000 TEU vessels which each commenced fixed rate time charter with CMA CGM S.A. for a three year term with a charterer option to extend for an additional three years.

(g)

On February 14, 2018, the Company issued to affiliates of Fairfax Financial Holdings Limited (collectively “Fairfax”), in a private placement for an aggregate purchase price of $250,000,000, an aggregate principal amount of the Company’s 5.50% interest bearing debentures due 2025 and warrants to purchase 38,461,539 Class A common shares of the Company, par value of $0.01 per share, at an exercise price of $6.50 per share (the “First Fairfax Investment”).

In March 2018, the Company Fairfax entered into a subscription agreement pursuant to which the Company agreed to sell, and Fairfax agreed to purchase, $250,000,000 aggregate principal amount of 5.50% interest bearing debentures due 2026 and warrants to purchase 38,461,539 Class A common shares of the Company, par value of $0.01 per share (the “Second Fairfax Investment”). The Second Fairfax Investment follows the First Fairfax Investment and is expected to close in January 2019, subject to customary closing conditions.

In May 2018, the Company entered definitive agreements with Fairfax pursuant to which Fairfax agreed to exercise (1) the warrants that were issued by the Company in February 2018 to purchase 38,461,539 Class A common shares of the Company at an exercise price of $6.50 per share, such exercise to occur in July 2018 and (2) warrants to be issued by the Company on or about January 15, 2019 to purchase an additional 38,461,539 Common Shares of the Company at an exercise price of $6.50 per share pursuant to the Second Fairfax Investment. The exercise price of the warrants is subject to customary adjustments.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

19.	Subsequent events (continued):

In consideration for the early exercise of the warrants by Fairfax, the Company has agreed to (1) issue to Fairfax warrants to acquire 25,000,000 Class A common shares of the Company at an exercise price of $8.05 per share (subject to adjustment), and (2) amend the terms of the debentures that were issued in February 2018 under the First Fairfax Investment and that will be issued on or about January 15, 2019 under the Second Fairfax Investment to allow Fairfax to require the Company to repurchase some or all of the debentures on each respective anniversary date of issuance to the respective seven year maturity date.